400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

June 20, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Counsel David Roberts, Esq., Staff Attorney Dan Gordon, Accounting Branch Chief Kristi Beshears, Accountant

Re:	Kenexa Corporation Comments to Amendments No. 2 and No. 3 to Registration Statement on Form S-1 filed June 6, 2005 and June 8, 2005 Commission File No. 333-124028

Ladies and Gentleman:

On behalf of Kenexa Corporation (the “Company”), in connection with the Company’s Registration Statement No. 333-124028 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 17, 2005 (the “Comment Letter”). Page references contained in the response are to Amendment No. 4 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. In addition to the changes made in response to the Staff’s comments, Amendment No. 4 also contains edits correcting typographical errors.

Securities and Exchange Commission

June 20, 2005

Form S-1

General

1.	We note that in your letter of June 6, 2005, on pages 6 and 7, you state that for the year ended December 31, 2004, you generated revenue from Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please describe for us your past and present contacts with Syria; advise us of the materiality to you of your contacts with Syria; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

During the year ended December 31, 2004, the Company recorded revenue in the amount of $2,967 for an employee process survey performed for a U.S.-based client of the Company, Starwood Hotels & Resorts Worldwide, Inc. The work that the Company performed for Starwood during 2005 related to all of Starwood’s properties worldwide. At Starwood’s request, the Company invoiced Starwood for this work based upon the locations of the Starwood franchises for which such work related, including two hotels located in Syria. All of the Company’s contacts relating to this project were with Starwood’s corporate offices in the United States. The Company has not had in the past, and does not currently have, any contacts with Syria other than the work that was performed for Starwood. Based upon the fact that the Company has had no contacts with Syria other than the work that was performed for Starwood relating to its two Syrian franchises and that the revenue derived from that work was de minimis, the Company does not believe that its work for Starwood as it related to those Syrian franchises presents a material risk for its security holders.

The Offering, page 4

2.	You disclose on page 5 that unless you specifically state otherwise, information in this prospectus gives effect to the redemption of all the outstanding shares of series A and B preferred stock, the conversion of all the outstanding shares of class B and C common stock and the exercise of warrants held by principal shareholders in connection with this offering. These events have not occurred as of the latest balance sheet date, and are therefore only presented as pro forma adjustments. Please revise your disclosure to distinguish between the events that have been presented in your prospectus on a pro forma basis and the events, such as the reverse stock split, which have been retroactively included in historical financial data.

In response to the Staff’s comment, the Company has added disclosure on pages 5, 6, 7, 27 and 30 of the Registration Statement.

Securities and Exchange Commission

June 20, 2005

Management

Executive Compensation, page 73

3.	We note your response to comment 13 in our prior letter, however, we reissue our previous comment. Please quantify the revenue and financial performance targets that will trigger the payment of bonuses. Please disclose this information other than in a footnote.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to identify the nature of the revenue and performance targets in a paragraph immediately following the Summary Compensation Table. The Company respectfully advises the Staff that disclosure of the specific revenue and financial performance targets relating to the bonuses of its named executive officers would involve the disclosure of confidential business information that would have an adverse effect on the Company. Accordingly, the Company has not included disclosure of such specific targets consistent with Instruction 2 to Item 402(k) of Regulation S-K and the Staff’s response to question 13 of the Frequently Asked Questions on Current Reports on Form 8-K released November 23, 2004.

Principal and Selling Shareholders, page 83

4.	We note that you have added footnote information regarding the number of shares offered by each selling stockholder to cover the over-allotment and the amount to be held after the offering if those shares are sold. Please revise to disclose this information other than in the footnote. Refer to Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84-86 of the Registration Statement.

Shares Eligible for Future Sale, page 93

5.	We note that you have added disclosure regarding options and warrants. Please revise to include these securities in the table.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

Exhibit 5.1. Legal Opinion

6.	Please revise to omit the last sentence on page 2. It implies that investors may not rely on the opinion.

In response to the Staff’s comment, we have revised our opinion in Exhibit 5.1 by omitting the requested sentence.

Securities and Exchange Commission

June 20, 2005

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/    John P. Duke

John P. Duke

cc:	Nooruddin S. Karsan

Donald F. Volk

Selim Day

Shawn J. Lindquist

George Mark

Barry M. Abelson